Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON INTERSECTS 3.9% eU3O8 OVER 9.2 METRES, INCLUDING 6.7%

eU3O8 OVER 5.3 METRES, NEAR THE GRYPHON DEPOSIT

Toronto, ON – March 10, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce another high-grade uranium intersection near the Gryphon deposit on Denison’s 60% owned Wheeler River property in northern Saskatchewan. Drill hole WR-641 intersected 3.9% eU3O8 over 9.2 metres, including 6.7% eU3O8 over 5.3 metres, approximately 160 metres to the northwest of the Gryphon deposit. Denison reports its initial exploration results as the radiometric equivalent uranium (“eU3O8”) from a total gamma down-hole probe. All intersections will be sampled for chemical U3O8 assay.

Drill hole WR-641 is located approximately 100 metres northwest of, and on the same section line as, WR-633D1 – a recent drill hole in which Denison previously reported an intersection of approximately 11 metres of basement-hosted uranium mineralization grading over 1% eU3O8, including intervals of 5.7% eU3O8 over 1.0 metre and 6.3% eU3O8 over 1.7 metres.

Denison’s President and CEO, David Cates, commented, “We are very encouraged to see such promising follow up results to WR-633D1 – together these results suggest that we may be on to another significant body of mineralization right next to Wheeler River’s recently delineated Gryphon deposit. We are roughly half way through the 2016 winter drill program at Wheeler and we have plenty of metres left for further follow up on the mineralization immediately north of Gryphon and to continue to test targets southwest of the Gryphon deposit.”

The Gryphon deposit is hosted in basement rock and is estimated to contain inferred resources of 43.0 million lbs U3O8 at a grade of 2.3% U3O8. Gryphon is located on the Wheeler River property, approximately 3 kilometres to the northwest of the Phoenix deposit, which is estimated to contain an additional indicated resource of 70.2 million lbs U3O8 at a grade of 19.1% U3O8. Together, the Gryphon and Phoenix deposits put Wheeler River amongst the largest and highest grade undeveloped projects in the Athabasca Basin.

High-Grade Uranium Mineralization in Drill Hole WR-641, Section 5200GP

Following the high-grade intersection in drill hole WR-633D1, a drill rig was dedicated to follow up in the area immediately north of Gryphon and further test the Basal Pegmatite unit. The follow up program commenced on the same section line as WR-633D1 in both the down- and up-dip directions. Additional mineralization and strong alteration was intersected in WR-633D2, 50 metres up-dip of WR-633D1, and indicated further drilling up-dip was warranted. Drill hole WR-641 was targeted approximately 50 metres up-dip of WR-633D2 and encountered 3.9% eU3O8 over 9.2 metres, including 6.7% eU3O8 over 5.3 metres. The high-grade mineralization in WR-641 was intersected approximately 180 metres below the sub-Athabasca unconformity and occurs within strongly altered pelitic gneisses that occur within the Basal Pegmatite unit. This represents the best result obtained to date within the Basal Pegmatite unit and is amongst the best basement intercepts since Gryphon was discovered in early 2014.

Denison’s Vice President of Exploration, Dale Verran, commented “These recent high-grade intersections, along with the significant alteration and structure, emphasize the mineralization potential of the Basal Pegmatite unit, which occurs immediately footwall to the Gryphon deposit and has undergone little previous drill testing and remains open in all directions.”

Follow up drilling has yet to proceed along strike from the high-grade intercepts in WR-633D1 and WR-641, where the mineralization is open in both plunge directions. Furthermore, additional follow up drilling is warranted up-dip of WR-641 to test the extents of the high-grade mineralization and test additional graphitic pelites which exist in the Basal Pegmatite unit.

A summary of highlight intersections obtained to date on Section 5200GP is provided in Table 1, including results for WR-641 and WR-633D1. The mineralization intersected on Section 5200GP this winter is interpreted as a series of stacked, southeasterly dipping lenses that occur up-dip and footwall to the Gryphon deposit.

Table 1: Summary of highlight intersections from Section 5200GP

Drill Hole	From (m)	To (m)	Length (m)[5]	eU3O8 (%)[1]
WR-594[2,6]	833.0	834.0	1.0	0.16
(and)[2,6]	840.0	841.0	1.0	0.09
(and)[2,6]	846.5	847.5	1.0	0.16
WR-594D2[2,6]	800.7	801.7	1.0	0.10
WR-582D1[2,6]	761.5	769	7.5	0.09
WR-638[3]	725.7	726.7	1.0	0.12
(and)[3]	727.6	729.5	1.9	0.13
(and)[3]	738.5	739.5	1.0	0.12
(and)[3]	740.4	741.6	1.2	0.16
(and)[3]	747.4	748.4	1.0	0.32
(and)[3]	760.2	761.2	1.0	0.13
(and)[3]	763.7	764.7	1.0	0.11
(and)[3]	781.4	782.4	1.0	0.98
(and)[3]	785.0	786.0	1.0	0.14
WR-633D1[3]	751.5	754.7	3.2	2.0
(includes) [4]	753.6	754.6	1.0	5.7
(and) [3]	757.7	765.3	7.6	1.7
(includes) [4]	760.3	762.0	1.7	6.3
(includes) [4]	764.2	765.2	1.0	1.2
WR-633D2[3]	748.3	749.6	1.3	0.76
WR-633D2[3]	758.3	759.3	1.0	0.18
WR-633D2[3]	785.0	786.0	1.0	0.30
WR-641[3]	575.3	576.3	1.0	0.20
(and)[3]	718.1	719.1	1.0	0.62
(and)[3]	721.1	730.3	9.2	3.94
(includes)[4]	723.7	729.0	5.3	6.70

Notes:

1.	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe. All intersections will be sampled for chemical U3O8 assay
2.	Intersection interval is composited above a cut-off grade of 0.05% U3O8
3.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8
4.	Intersection interval is composited above a cut-off grade of 1.0% eU3O8
5.	As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths
6.	Previously reported results

Basal Pegmatite Unit Potential

The drilling results obtained to date within the Basal Pegmatite unit on Section 5200GP highlight the mineralization potential of this unit which remains largely unexplored. In addition to the numerous mineralized intercepts obtained this winter, the Basal Pegmatite unit has shown to contain numerous sub-units of pelitic gneiss which are variably graphitic, commonly faulted and hydrothermally altered. These geological features attest to a favourable environment for the discovery of additional uranium mineralization.

The maiden mineral resource estimate for Gryphon, completed in late 2015, included the A, B and C series lenses which all occur hanging wall to the Basal Pegmatite unit. The D series lenses, which occur within the Basal Pegmatite unit, were not included in the resource estimate due to insufficient drilling at the time. The D series lenses occur approximately 180 metres up plunge of the high grade intersections obtained in WR-633D1 and WR-641 – which could possibly represent the down plunge extent of some of the D series lenses. Further drilling is required to test whether the D series lenses are continuous with the mineralized intercepts obtained in WR-633D1, WR-633D2, WR-638 and WR-641.

Exploration Southwest of Gryphon Along the K-North Trend

In addition to basement targets in the vicinity of the Gryphon deposit, drill testing for unconformity mineralization has continued to the southwest of Gryphon along the K-North trend. During 2015, numerous mineralized intercepts were obtained along this trend over a 1.5 kilometer strike length – including drill hole WR-597, which intersected 4.5% U3O8 over 4.5 metres. The mineralization is located at or proximal to the unconformity and is associated with structurally disrupted, clay altered and geochemically anomalous sandstone and basement rock, typical of other Athabasca unconformity deposit settings.

Drilling during the 2016 winter program has focused on testing for additional zones of mineralization at the unconformity along strike of the southernmost hole drilled in 2015, WR-628, which intersected the most significant sandstone alteration and anomalous geochemistry of the 2015 program. Drill testing has been completed on section with WR-628 and along strike to the southwest at 200 and 600 metres respectively. Although no significant high-grade mineralization has been encountered, weak mineralization as well as significant alteration and structure continue to provide a vector to the southwest which is untested for approximately four kilometres along strike. Exploration in this target area continues as part of the current drill program.

Wheeler River Property

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits. The Phoenix deposit is estimated to include indicated resources of 70.2M lbs U3O8 at a grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is currently estimated to contain inferred resources of 43M lbs U3O8 at a grade of 2.3% U3O8. Wheeler River is a joint venture between Denison (60% and operator), Cameco Corp. (30%), and JCU (Canada) Exploration Company Limited (10%).

A 47,000 metre exploration drilling program is currently underway at Wheeler River with a focus on testing numerous unconformity and basement exploration targets in the vicinity of the Gryphon deposit, as well as other priority target areas on the property. Concurrent with the winter 2016 drilling program, a Preliminary Economic Assessment (“PEA”) is underway studying the economic potential of co-developing the Gryphon and Phoenix deposits. The PEA is expected to be completed during the first half of 2016.

Illustrative Figures & Further Details

A property location and basement geology map is provided in Figure 1. Figure 2 provides a plan map of the northeast plunging Gryphon mineralized lenses projected up to the basement geology at the sub-Athabasca unconformity and shows the location of drill hole WR-641. Figure 3 provides a cross-section along section line 5200GP and illustrates the new mineralization discovered in drill hole WR-641 and the interpreted southeasterly dipping mineralized lenses.

Further details regarding the Gryphon deposit and the current mineral resources estimated at Wheeler River are provided in the report titled “Technical Report on a Mineral Resource Estimate For The Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada.”, dated Nov. 25, 2015, authored by William E. Roscoe Ph.D, P.Eng. and Mark B. Mathisen C.P.G of RPA. A copy of this report is available under Denison’s profile on SEDAR (www.sedar.com).

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly-traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates President and Chief Executive Officer	(416) 979 -1991 ext. 362

Sophia Shane Investor Relations	(604) 689-7842

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; and the estimates of Denison’s mineral resources.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Wheeler River property location and basement geology

Figure 2: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity

Figure 3: Cross-section along section line 5200GP illustrating the new mineralization discovered in drill hole WR-641